

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 18, 2016

Walter Uihlein
Chief Executive Officer
Acushnet Holdings Corp.
333 Bridge Street
Fairhaven, MA 02719

> **Re:  Acushnet Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed June 20, 2016**
> **File No. 333-212116**

Dear Mr. Uihlein:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Strong Financial Performance, page 7

1. Please revise the chart presentation on pages 7 and 123 to include separate bar graphs for Net Income and Cash Flows provided by operating activities wherever you present a similar chart containing "Adjusted EBITDA" or "Adjusted Free Cash Flow." Refer to Item 10(e)(1)(i)(A) of Regulation S-K and, for guidance, Question 102.10 of the staff's "Compliance and Disclosure Interpretations on Non-GAAP Financial Measures."

Corporate Information, page 11

2.  We note that you discuss the levels of ownership by Fila Korea Ltd. and Mirae Assets Global Investments immediately prior to the closing of this offering and after giving effect to certain conversions and exercises of your securities.  Please also provide the levels of ownership taking into account the closing of this offering.

Balance Sheet Data, page 19

3   We note that you define working capital as current assets less current liabilities, excluding the current portion of long-term debt and EAR liability. Please note that working capital is defined by FASB ASC 210-10-20 as ``the excess of current assets over current liabilities.´´ Please revise the description of the measure presented to avoid any potential confusion.

4.  We note the amount included in total long-term debt, net of discount including current portion and capital lease obligations in your balance sheet data table on pages 19 and 71. Please add a footnote to the table to disclose how the components of this balance agree to the amounts on your balance sheets or to the respective debt and financing arrangement footnotes.

Other Financial Data, page 20

5.  Reference is made to your presentation of the non-GAAP financial measure, Adjusted EBITDA. You indicate in footnote (1) that you present the measure in a manner consistent with your new credit agreement where it is used at the Acushnet Company level for purposes of calculating covenant compliance under your new credit agreement. In this regard, please tell us if the covenant is a material term of your new credit agreement. As part of your response, please define how the measure and covenant are calculated in the agreement, including the amount or limit required for compliance with the covenant. To the extent material to an investor's understanding of your financial condition and/or liquidity, please tell us what consideration you have given to disclosing such information within the liquidity section of MD&A. For further guidance, refer to Question 102.09 of the staff's "Compliance and Disclosure Interpretations on Non-GAAP Financial Measures."

6.  We note you also disclose in footnote (1) that Adjusted EBITDA is used on a consolidated basis as a supplemental measure in assessing your operating performance, and that you believe it is helpful to investors, securities analysts and other interested parties as a measure of our comparative operating performance from period to period. We note similar disclosure in footnote (2) with respect to Adjusted Net Income. Please be advised that we do not consider your current statements disclosing the usefulness of such non-GAAP financial measures to fully comply with the requirements of Item 10(e)(1)(i) of Regulation S-K. Disclosures required by Item 10(e)(1)(i)(C)-(D) of Regulation S-K should be specific to each non-GAAP financial measure explaining the reason(s) why management believes the measures are useful rather than generic statements. Please revise your non-GAAP disclosures surrounding Adjusted EBITDA and Adjusted Net Income, accordingly.

7.  We note your presentation of the non-GAAP liquidity measure adjusted free cash flow, which you define as cash flows provided by (used in) operating activities less capital expenditures plus interest expense on your convertible notes and your 7.5% bonds due 2021. Please note Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the exclusion of charges that require cash settlement from non-GAAP liquidity measures.  Please revise your presentation accordingly to comply with guidance noted above.

Risk Factors, page 25

Risks Related to Our Business and Industry, page 25

8.  We note your disclosure on page 84 that you consolidate the accounts of your FootJoy golf shoe joint venture, which is a variable interest entity that is 40% owned by you. Please tell us what consideration you have given to including a risk factor addressing potential risks related to this entity and its structure.

We may be subject to litigation and other regulatory proceedings, page 45

9.  Please discuss here and in your Legal Proceedings section the dispute between Acushnet Company and Beam with respect to approximately $16.6 million of value-added tax trade receivables.

Capitalization, page 60

10. Total capitalization amounts on an actual and pro forma basis do not foot.  It appears that common stock warrant liability of $24,763 is not included in the total capitalization balance on either an actual and pro forma basis. Please advise or revise accordingly.

Selected Consolidated Financial Data, page 66

11. Reference is made to your combined presentation of the fiscal 2011 predecessor and successor periods on page 68. We note your disclosure in footnote (1) that the combined results represent a mathematical addition of the predecessor and successor periods and you have included the information to facilitate a comparison with your other years. However, it is not appropriate to combine the results of the predecessor and successor periods for purposes of such presentation because the historical results are on different basis of accounting and thus, not comparable. In this regard, please revise to remove the combined 2011 predecessor and successor period in the table. Furthermore, to the extent combined information for the 2011 predecessor and successor periods has been presented elsewhere in the filing, please remove such information accordingly.

Management's Discussion and Analysis, page 73

Overview, page 73

12. We note that you discuss the non-GAAP measure, Adjusted EBITDA margin, on page 74 and define it as Adjusted EBITDA divided by net sales. You indicate on page 80 Adjusted EBITDA margin is one of your key performance measures for which you use to measure and evaluate your business, and you include the measure in the table on page 85 for each of the years presented. In this regard, please revise your filing to comply with the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure. Your reason(s) for why management believes the measure is useful to investors should be an explanation rather than a statement of its purpose. The table on page 85 should also be revised to include a presentation, with equal or greater prominence, of the most directly comparable GAAP measure.

Results of Operations, page 86

13. We note your discussion and presentation of net sales on a constant currency basis. Please tell us your consideration for a similar disclosure as it relates to your cost of sales, gross profit, SG&A, and research and development. Please advise or revise your discussion for all comparative periods accordingly.

14. Your discussion of the results of operations frequently does not quantify sources of material changes. Please also note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a) of Regulation S-K, Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350 which can be found on the SEC Website.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Other (Income) Expense, Net, page 93

15. Please disclose and explain to us the underlying reasons for the change in the fair value measurement of the common stock warrant during the year ended December 31, 2015 that resulted in a recognized loss of $28.4 million.

Seasonality, Cyclicality and Quarterly Results, page 100

16. Please revise the quarterly chart presentation to include the comparable GAAP financial measure to "Adjusted EBITDA by Quarter". Refer to Item 10(e)(1)(i)(A) of Regulation S-K and, for guidance, Question 102.10 of the staff's "Compliance and Disclosure Interpretations on Non-GAAP Financial Measures."

Liquidity and Capital Resources, page 102

Indebtedness, page 104

17. We note your disclosure on page 105 that "[o]n the initial funding date, we expect to use the proceeds of the new term loan A facility and borrowings under the new revolving credit facility to repay all amounts outstanding under our secured floating rate notes, our former senior revolving credit facility, and certain of our former working credit facilities and to pay fees and expenses related to the foregoing." Please revise to quantify these amounts outstanding. In the event you have any remaining balances on your old credit facilities, please disclose them here.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk, page 114

18. We note you are exposed to interest rate risk under your various credit facilities which accrues interest at variable rates and that you do not engage in any interest rate hedging activity and have no intention to do so in the foreseeable future. Considering the amount of debt you have outstanding that is at a variable interest rate, please revise your disclosure in Item 7A to provide quantitative information regarding your interest rate risk in accordance with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Internal Control Over Financial Reporting, page 116

19. We note your disclosure on page 51 that in connection with the audit of your consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, you and your independent registered public accounting firm identified material weaknesses in internal control over financial reporting. Please disclose this here.

Business, page 117

Our History and Evolution, page 118

20. Please revise this section to include details concerning your more recent history, including the sale from Beam Suntory, Inc. to Fila Korea Ltd. and Mirae Assets Global Investments.

Our Products, page 127

21. Please ensure that the discussion in this section is balanced. In this regard, we note that graphical charts appear to be presented only for products in which you are an industry leader.

Titleist Golf Balls, page 128

22. Please provide a definition for the phrase on page 129 "top grade wholesale golf ball market."

Manufacturing Excellence, page 141

23. We note the disclosure here regarding your joint venture related to the manufacture of FootJoy golf shoes in Fuzhou, China. Please revise to disclose that the counter-party to this agreement is a variable interest entity, and summarize the material terms of this arrangement. Please also file this agreement as an exhibit.

Management, page 156

Executive Officers and Directors, page 156

    24. Please confirm that there are no family relationships between any of your directors, executive officers, or persons nominated or chosen to become a directors or executive officers.

Executive Compensation, page 161

    25. Please tell us why the EAR awards are not reflected in the Summary Compensation table on page 174.

Certain Relationships and Related Party Transactions, page 199

    26. For each of the transactions in this section, please disclose the information required by Item 404(a)(1) of Regulation S-K.

Consolidated Balance Sheet, page F-3

    27. Reference is made to the captions for Series A redeemable convertible preferred stock and Common stock on the face of the consolidated balance sheet. It appears that certain pro forma information has been included in the line item captions. Series A redeemable convertible preferred stock includes "no shares issued or outstanding" and Common stock reflects "7,887,591 shares issued and outstanding." Please advise or revise to correct the discrepancy.

Consolidated Statements of Redeemable Convertible Preferred Stock and Equity, page F-7

    28. Please reconcile the amount relating to the exercise of stock options of $2,752 per the consolidated statements of redeemable convertible preferred stock and equity to the amount reflected as proceeds from exercise of stock options of $nil on the statements of cash flows under cash flows from financing activities for the year ended December 31, 2015.

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Variable Interest Entities, page F-9

29. Please tell us if the terms of your VIE arrangement with Acushnet Lionscore Limited could require you to provide financial support to the VIE, including events or circumstances that could expose you to a loss. If so, please tell us what consideration was given to the disclosure required by ASC 810-10-50-14c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc:     Roxanne F. Reardon, Esq.
        Simpson Thacher & Bartlett LLP